Filed by:  NiSource Inc.
                    Pursuant to Rule 425 under the Securities Act of 1933

                                  Subject Company:  Columbia Energy Group
                                Registration Statement File No: 333-33896

   On April 13, 2000, NiSource distributed the following news item to its employees. The news item was included in NiSource's daily newsletter, "The FLASH."


                              TEXT OF NEWS ITEM
                               APRIL 13, 2000

  "NISOURCE, COLUMBIA ENERGY GROUP SEEK FERC APPROVAL OF MERGER...

   NiSource Inc. and Columbia Energy Group yesterday announced they have filed a joint application with the Federal Energy Regulatory
   Commission (FERC) seeking necessary approvals of their planned merger under the Federal Power Act (FPA).

   The NiSource/Columbia merger satisfies the requirements of the FPA and the standards defined in the FERC's Merger Policy Statement in that it will not adversely affect competition, impair the effectiveness of regulation, or cause increases in the rates paid by wholesale electric or transmission customers, according to the filing. The joint application requests a decision by July 31, a time period consistent with other recent FERC merger approvals under the FPA.

   The NiSource/Columbia transaction, announced February 28, is expected to close by the end of the year."

                                     ###

             This news item contains forward-looking statements within the meaning of the federal securities laws. These forward-looking statements are subject to various risks and uncertainties. The factors that could cause actual results to differ materially from the projections, forecasts, estimates and expectations discussed herein may include factors that are beyond the companies' ability to control or estimate precisely, such as estimates of future market conditions, the behavior of other market participants, and the actions of the federal and state regulators.

             Other factors include, but are not limited to, actions in the financial markets, weather conditions, economic conditions in the two companies' service territories, fluctuations in energy-related commodity prices, conversion activity, other marketing efforts and other uncertainties. Other risk factors are detailed from time to time in the two companies' SEC reports. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document. The companies do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of the document.

             NiSource and the new holding company have filed a registration statement, which contains a joint proxy statement/prospectus of NiSource and Columbia, and other documents with the Securities and Exchange Commission. Investors and security holders are urged to read the joint proxy statement/prospectus and any other relevant documents filed with the SEC because they contain important information. Investors and security holders are able to receive the final joint proxy statement/prospectus and other documents free of charge at the SEC's web site, http://www.sec.gov, from NiSource at its web site, http://www.nisource.com, or from Columbia at its web site, http://www.columbiaenergygroup.com. Information concerning the identity of the participants in the solicitation of proxies by the NiSource Inc. and Columbia Energy Group boards of directors and their direct or indirect interest, by security holdings or otherwise, may be obtained from the Secretary of NiSource Inc. or the Secretary of Columbia Energy Group at the respective addresses listed above.